UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 AUDIOCODES LTD.
                                 ---------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    M15342104
                                    ---------
                                 (CUSIP Number)

                                February 14, 2008
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

CUSIP NO.  M15342104                                           Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          4,937,043
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,937,043
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,937,043

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.28%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

CUSIP NO.  M15342104                                           Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,937,043
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,937,043

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,937,043

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.28%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                           Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,937,043
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,937,043

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,937,043

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.28%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                           Page 5 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JONATHAN SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.   [   ]
                                        b.   [ x ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,937,043
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,937,043

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,937,043

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.28%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                           Page 6 of 9 Pages


Item     1(a)     Name of Issuer:

                  AudioCodes Ltd.  (the "Issuer").

Item     1(b)     Address of the Issuer's Principal Executive Offices:

                  1 Hayarden Street
                  Airport City Lod
                  70151 ISRAEL

Item     2(a)     Name of Person Filing

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      George Soros;

                  iii)     Robert Soros; and

                  iv)      Jonathan Soros.

                  This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item     2(b)     Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item     2(c)     Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      George Soros is a United States citizen;

                  iii)     Robert Soros is a United States citizen; and

                  iv)      Jonathan Soros is a United States citizen.

Item     2(d)     Title of Class of Securities:

                  Common Stock, par value NIS 0.01 per share (the "Shares").

CUSIP NO.  M15342104                                           Page 7 of 9 Pages


Item     2(e)     CUSIP Number:

                  M15342104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:


Item     4(a)     Amount Beneficially Owned:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 4,937,043 Shares issuable upon conversion of the 2.00% Senior Convertible Notes due 2024 (the "Convertible Notes") beneficially owned by the Reporting Persons.

Item     4(b)     Percent of Class:

                  As of the Date of Event, assuming full conversion of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.28% of the total number of Shares outstanding.


Item     4(c)     Number of shares as to which such person has:

         SFM LLC
         -------
         (i)      Sole power to vote or direct the vote:              4,937,043

         (ii)     Shared power to vote or to direct the vote                  0

         (iii)    Sole power to dispose or to direct the
                  disposition of                                      4,937,043

         (iv)     Shared power to dispose or to direct the
                  disposition of                                              0

         George Soros
         ------------
         (i)      Sole power to vote or direct the vote:                      0

         (ii)     Shared power to vote or to direct the vote          4,937,043

         (iii)    Sole power to dispose or to direct the
                  disposition of                                              0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                      4,937,043

         Robert Soros
         ------------
         (i)      Sole power to vote or direct the vote:                      0

         (ii)     Shared power to vote or to direct the vote          4,937,043

         (iii)    Sole power to dispose or to direct the
                  disposition of                                              0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                      4,937,043

CUSIP NO.  M15342104                                           Page 8 of 9 Pages


         Jonathan Soros
         --------------
         (i)      Sole power to vote or direct the vote:                      0

         (ii)     Shared power to vote or to direct the vote          4,937,043

         (iii)    Sole power to dispose or to direct the
                  disposition of                                              0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                      4,937,043

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.  M15342104                                           Page 9 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 19, 2008             SOROS FUND MANAGEMENT LLC

                                     By:      /s/  Jodye Anzalotta
                                              ---------------------------------
                                              Jodye Anzalotta
                                              Assistant General Counsel


Date:  February 19, 2008             GEORGE SOROS

                                     By:      /s/ Jodye Anzalotta
                                              ---------------------------------
                                              Jodye Anzalotta
                                              Attorney-in-Fact

Date:  February 19, 2008             ROBERT SOROS

                                     By:      /s/ Jodye Anzalotta
                                              ---------------------------------
                                              Jodye Anzalotta
                                              Attorney-in-Fact

Date:  February 19, 2008             JONATHAN SOROS

                                     By:      /s/ Jodye Anzalotta
                                              ---------------------------------
                                              Jodye Anzalotta
                                              Attorney-in-Fact